UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of January 2017

001-37353

(Commission File Number)

BIONDVAX PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

14 Einstein St.

Ness Ziona

Israel 74036

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☑     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

Entry into an Investment Agreement

BiondVax Pharmaceuticals Ltd. (hereinafter, the “Registrant”, the “Company”, or “BiondVax”) announces that on January 1, 2017, the Board of Directors of the Company approved entering into an investment agreement with Angels Investments in Hi Tech Ltd., a private Israeli company controlled by Mr. Marius Nacht, an Israeli Investor (the "Investor") for the issuance of ordinary shares of the Company, NIS 0.0000001 par value each (the "Shares" and "Agreement", respectively).

Pursuant to the terms of the Agreement, subject to the approval of the Agreement by the Board and the receipt of the approval by the Tel Aviv Stock Exchange Ltd.'s ("TASE"), Investor shall pay the Company an investment amount equal to NIS 10,904,749 (approximately US$2.8 million) (the "Investment Amount"). The Investment Amount shall be paid either: (i) in NIS; or (ii) in US dollars, calculated as the Investment Amount divided by the exchange rate reported by the Bank of Israel as of the date of payment.

Subject to the transfer of the Investment Amount, the Company shall issue Investor 33,760,832 Shares (equivalent to approximately 844,000 ADSs). The Investment Amount represents a price per share that is equal to the closing share price on TASE as of December 29, 2016, which was NIS 0.323 per share. The issued Shares are expected to represent 19.99% of the Company's issued and outstanding capital immediately after issuance, and 12.08% of the Company's issued and outstanding capital of the Company on a fully diluted basis.

The issued shares shall be restricted for trade on TASE in accordance with Section 15C of the Israeli Securities Law-1968-5,728, as follows: (i) the Investor shall be prohibited from offering the Shares for sale on TASE during a period of six months from the date of issuance; (ii) At the end of the aforementioned six month period and during six calendar quarters, Investor may offer to sell the Shares on TASE in a limited amount, not exceeding the average daily trade volume of the Shares on TASE during an 8 week period prior to the date of such sale offer, and so long as the total amount of the Shares sold during one calendar quarter does not exceed 1% of the issued and outstanding capital of the Company.

The Shares to be issued under the Agreement have not been registered under the Securities Act of 1933 (the "Securities Act") and may not be offered or sold in the United States or to a U.S. Persons (other than distributors) unless registered under the Securities Act or an exemption therefrom is available. The Shares issued pursuant to the Agreement shall contain a legend indicating that the transfer is prohibited except in accordance with the provisions of Regulation S or pursuant to registration under the Securities Act or an available exemption therefrom, and hedging transaction involving the Shares may not be conducted unless in compliance with the Securities Act.

A copy of a press release released on January 2, 2017, in connection with this Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Appointment and end of term of Directors

On January 1, 2017, the Board of Directors agreed to appoint Mr. Isaac Devash as a director of the Company, to begin his service in the Company commencing on January 11, 2017. Mr. Devash shall replace the vacancy resulting from the end of term of Professor Liora Katzenstein.

Mr. Devash is a business and social entrepreneur with over twenty years of experience in venture capital and private equity investments, and several years of experience as an investment banker in mergers and acquisitions at Credit Suisse First Boston in New York, London, and Tokyo. Isaac established a number of private equity funds and assisted a variety of Israeli companies in their international development and a number of leading international investors in their investments in Israel. He was a member of the Goshen Committee for formulating the standards of corporate governance for Israeli public companies. He founded and serves as the Chairman and President, respectively, of the Wharton and Harvard Business School alumni clubs of Israel. Mr. Devash holds a bachelor’s degree, summa cum laude, from the Wharton School of the University of Pennsylvania and an MBA from Harvard University.

This Current Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of Securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

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Exhibit Index

Exhibit No.	Description

99.1	Press Release, dated January 2, 2017

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BiondVax Pharmaceuticals Ltd.

Date: January 3, 2017	By:	/s/ Ron Babecoff
Ron Babecoff
Chief Executive Officer

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